EXHIBIT 99.1

Neptune Announces Normal Course Issuer Bid

LAVAL, Quebec, Oct. 15, 2014 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (Nasdaq:NEPT) (TSX:NTB) announces its intention to repurchase parts of its class A common shares (the "common shares") issued and outstanding by way of a normal course issuer bid ("NCIB") to be carried out by TD Securities Inc. through the facilities of the Toronto Stock Exchange ("TSX") and Nasdaq Stock Market ("Nasdaq"), in accordance with applicable Canadian and U.S. regulatory requirements and TSX rules, based on which Neptune may be allowed to repurchase up to the higher of 5% of its common shares issued and outstanding or 10% of its Public Float (as such term is defined under the TSX Policies).

Neptune has the initial intention to repurchase for cancellation up to 1,500,000 of its common shares (the "Shares"), representing approximately 2% of the issued and outstanding common shares of the Corporation as of August 31, 2014. Neptune's Board of Directors believes that such purchases are in the best interest of Neptune and that such purchases constitute an attractive investment opportunity and desirable use of Neptune's funds that should enhance the value of Neptune's remaining shares.

Subject to TSX acceptance, Neptune may purchase such Shares under the NCIB during a 12-month period commencing November 1, 2014 and ending on October 30, 2015 or the date on which the Corporation has either acquired the maximum number of Shares allowable under the NCIB or otherwise decided not to make any further repurchases under the NCIB.

The actual number of Shares purchased, the timing of purchases and the price at which the Shares are bought will depend on future market conditions and on potential alternative uses for the Corporation's cash resources. Any purchases will be subject to trading restrictions and will be made by the Corporation at the prevailing market price of the Shares at the time of purchase. The Corporation may elect to suspend or discontinue its NCIB at any time.

To the knowledge of Neptune, no director or senior officer, and no person acting jointly or in concert with Neptune currently intends to sell Shares during the NCIB. However, sales by such persons through the facilities of the TSX may occur if any such person makes a decision unrelated to the NCIB. The benefits to any such person whose common shares are purchased would be the same as the benefits available to all other shareholders whose Shares are purchased under the NCIB.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec.

Neptune holds approximately 48% of the participating and voting rights of Acasti Pharma Inc. ("Acasti") and 95% of the voting rights of NeuroBioPharm Inc. ("NeuroBio"). Through these subsidiaries, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBioPharm respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form, which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunebiotech.com (the "AIF"). All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

CONTACT: Neptune Contacts:
         Andre Godin
         Interim CEO and CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         neptunebiotech.com

         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@neptunebiotech.com
         neptunebiotech.com